EZCORP, Inc.

1901 Capital Parkway

Austin, Texas 78746

Telephone: 512-314-3400

Facsimile: 512-314-3463

December 2, 2008

VIA EDGAR TRANSMISSION

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Scott Anderegg
Mail Stop 3561
RE:	EZCORP, Inc.

Registration Statement on Form S-4

File No. 333-153703

Filed September 26, 2008

As Amended on December 2, 2008

Dear Mr. Anderegg:

EZCORP, Inc., requests, pursuant to Rule 461, that the Commission accelerate to 5:00 p.m., on Tuesday, December 2, 2008, or as soon thereafter as practicable, the date on which the referenced registration statement on Form S-4, as amended on December 2, 2008, shall become effective.

Very truly yours,

EZCORP, Inc.

/s/ Connie Kondik

By:	Connie Kondik
Vice President and General Counsel